Mail Stop 3561

July 11, 2007

Via Fax & U.S. Mail

Mr. Henry H. Gerkens, Chief Executive Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

      Re: **Landstar System, Inc.**
                Form 10-K for the year ended December 30, 2006
                Filed February 28, 2007
                File No. 000-21238

Dear Mr. Gerkens:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19
Capital Resources and Liquidity, page 27

1.   You disclose on page 28 that covenants from credit agreements limit your ability
       to incur additional indebtedness, incur lease obligations, and purchase property.
       If management believes that a credit agreement is a material agreement; the
       covenant is a material term of the credit agreement; and information about the
       covenant is material to an investor's understanding of the company's financial
       condition and/or liquidity, then those facts should be disclosed in addition to your
       compliance with these covenants. You should also discuss the materiality of the
       credit agreement and the covenant, the amount or limit required for compliance
       with the covenant, and the actual or reasonably likely effects of compliance or
       non-compliance with the covenant on the company's financial condition and
       liquidity. Please revise future filings accordingly.

Consolidated Balance Sheets, page 33

2.   Please tell us the nature of the items which comprise current liabilities of $46,485
       and $44,850 at December 30, 2006 and December 31, 2005 and whether any
       items exceed 5% of total current liabilities for each of the periods presented. If
       so, please revise future filings to separately present, in the balance sheet or in a
       note to the financial statements, any item in excess of 5% of total current
       liabilities in accordance with Rule 5-02(20) of Regulation S-X.

                              ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief